[Reference Translation]

March 24, 2020

To Whom It May Concern

Toyota Motor Corporation

NTT Corporation

Notice of Execution of Memorandum of Understanding Concerning a Business and Capital Alliance

between NTT Corporation and Toyota Motor Corporation

Toyota Motor Corporation (“Toyota”) and NTT Corporation (“NTT”) announce that they entered into a memorandum of understanding concerning a business and capital alliance (the “Alliance”) upon approving a resolution at meetings of their respective Board of Directors today. The purpose of the memorandum of understanding is to build a long-term and continuous cooperative relationship that enables the commercialization of smart city businesses, with each company being a core partner to share the same values and promote social development, with the aim of realizing smart cities, which continue to evolve in accordance with the needs of residents.

1.	Purpose of the Alliance and Business Overview

In the automotive market, the automotive industry itself is undergoing a major transformation due to the complex combination of diversifying market needs, tightening environmental and safety regulations, the sophistication of advanced technologies, entrance by other industries, and the diversification of the mobility business, etc.

Meanwhile, in the telecommunications market, the use of various digital services is advancing due to the rapid development of cloud services, IoT, big data, AI, etc. Digital transformation (Note 1), which can make better-directed innovation a reality by analyzing and utilizing the data accumulated through the use of these services, is advancing worldwide.

As stated in the “Toyota and NTT Agree to Collaborate on ICT (Note 2) Platform R&D for Connected Cars (Note 3)—Collaboration seeks to establish technologies for the creation of a Smart Mobility Society” announced on March 27, 2017, the two companies have been collaborating in the connected car field. However, in response to these changes in the business environment, the two companies believe that it is necessary not only to seek to further strengthen the business foundations that they have been cultivating to date, but also, by further building the cooperative relations between them, to engage in the creation of new value that enables sustainable growth.

In particular, the two companies have initiated activities related to smart cities, which can solve various issues by improving the efficiency and sophistication of functions and services in cities and regions through the utilization of advanced technologies and create new value, including comfort and convenience, and which they view as being an important area of focus in the future.

On January 7, 2020 (local time: January 6, 2020), Toyota announced the outline of a project to build a prototype city connecting all kinds of goods and services that support people’s lives, at CES 2020 held in Las Vegas, Nevada, U.S.A. The project will use the soon-to-be former site of the Higashi Fuji Plant of Toyota Motor East Japan, Inc. (in Susono City, Shizuoka Prefecture), which is scheduled to close at the end of 2020, to move verification initiatives forward in coordination with various partner companies and researchers toward the creation of a new city. Toyota named this city “Woven City” and is promoting efforts to make smart cities a reality.

Meanwhile, the NTT Group(NTT and its affiliates; hereinafter the same shall apply) is collaborating with Fukuoka, Sapporo, Yokohama, Chiba and other local governments as well as companies to solve various city and community issues. Under the smart city initiative in Las Vegas, announced in December 2018, various collected data becomes the property of Las Vegas City, and by utilizing the most advanced AI, IoT, and ICT resource management technologies, the city is able to quickly detect, analyze, and predict incidents and accidents, and to optimally manage ICT resources, and the NTT Group is promoting initiatives for deployment of such practices in other cities. In addition, in July 2019, the NTT Group established NTT Urban Solutions, Inc., which promotes smart urban development by utilizing ICT technologies in the utilization of NTT-owned real estate. Furthermore, in June 2019, the NTT Group established NTT Anode Energy Corporation, which promotes business in the smart energy (Note 4) field, which is an important component of smart cities. Through these projects, the NTT Group is promoting initiatives to realize smart cities by making the most of the assets of the NTT Group.

Amid these efforts, in order to maximize the impact of issue-solving and the addition of value enabled by transforming cities into smart cities and to improve regional and national strength, Toyota and NTT came to the conclusion that it is necessary not only for each company to engage in its own projects but also for both companies to work closely in jointly building and operating the “Smart City Platform” (details of which can be found below) as a core foundation for realizing smart cities and introducing it in various cities in Japan and worldwide. Therefore, the two companies have decided to enter into a business and capital alliance.

The two companies will jointly build for smart cities the “Smart City Platform” that will offer value to all domains, from people, cars and houses, to everyday life, business, infrastructure and public services related to residents, businesses, local governments, etc. As a precedent model, it will first be implemented in the Higashi-Fuji area of Susono City, Shizuoka Prefecture (Woven City) and in the Shinagawa area in Minato-ku, Tokyo (a part of the NTT block in front of Shinagawa Station), and will then be introduced to other cities in succession.

In the future, Toyota and NTT will aim for further growth through the enhancement of the competitiveness of smart cities and the development of a sustainable society.

(Note 1):	Realising accumulation of various data and utilization of data in management, and creating new business models and transforming existing businesses, by using ICT tools

(Note 2):	Information and Communication Technology

(Note 3):	Cars connected online that can exchange information. They can receive various services and can also function as social sensors.

(Note 4):

Improving energy efficiency, taking measures against global warming and utilizing renewable energy technologies, improving disaster resistance (resilience), and optimally managing local energies supply and demand, by utilizing ICT.

Smart City Platform Overview

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As a secure base for providing value to residents, businesses, local governments, etc., the Smart City Platform is to consist of smart-city data management and information distribution (Note 5), a digital twin based on such data (urban development simulation) (Note 6), and peripheral functions (Note 7).

•	It is also to consist of a “platform of platforms” as a platform for individual smart cities and as a platform for linking with other smart city platforms.

(Note 5):	Functions for conducting data collection, accumulation, processing, analysis, and visualization, and for serving as interfaces for use of services, etc.

(Note 6):	Functions for reproducing actual cities in a virtual space in real time and providing feedback of the trial results, etc.

(Note 7):	Functions of networks, linking with various devices and hardware, and linking with various services, other systems, and other platforms, etc.

2.	Overview of Investment in the Alliance

Toyota and NTT, as partners that share the same values and aim to develop society, will acquire each other’s shares in accordance with the memorandum of understanding and as described below, in order to establish a long-term and continuous cooperative relationship that enables the commercialization of smart city businesses, and in order to raise funds to research and develop, plan, design, construct, and implement the “Smart City Platform” and jointly promote the operation of smart cities, which continue to evolve in accordance with the needs of residents.

Toyota shall hold 80,775,400shares of NTT’s common stock (with the percentage to the total number of issued shares being roughly 2.07% and the total amount of shares acquired being valued at roughly two hundred billion yen) by way of the disposition of NTT treasury stock through the third party allotment of shares conducted by NTT.

Furthermore, NTT shall hold 29,730,900 shares of Toyota’s common stock (with the percentage to the total number of issued shares being roughly 0.90% and the total amount of shares acquired being valued at roughly two hundred billion yen) by way of the disposition of Toyota treasury stock through the third party allotment of shares conducted by Toyota. (For details of the third party allotment of NTT to Toyota and of Toyota to NTT, please refer to the “Notice Concerning Disposal of Treasury Stock by Way of Third-Party Allotment” announced today by NTT and the “Notice Concerning Disposition of Treasury Stock by Way of Third-party Allotment” announced today by Toyota.)

3.	Schedule

1)	Date of execution of the memorandum of understanding	Tuesday, March 24, 2020

2)	Share acquisition date (payment date)	Thursday, April 9, 2020

4.	Future Outlook

Toyota and NTT understand that the Alliance will not have a material impact on the consolidated accounts of both companies for the foreseeable future.

End

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